Exhibit 4.25

LONG TERM INCENTIVE PLAN

MASTER AGREEMENT

February 2022

Table of contents

1.	Introduction

2.	Definitions

3.	Objective and general description of the Plan

4.	Beneficiaries of the Plan

5.	Adhesion procedure

6.	Commencement of the LTIP

7.	Vesting Period

8.	Limitation of rights, declaration of limitation of liability and data protection

9.	Corporate transactions: Company Sale Event

10.	Termination of the Plan

11.	Confidentiality

12.	Clawback and malus clause

13.	Tax and social security consequences

14.	Miscellaneous

15.	Other incentive schemes

16.	Governing law

17.	Partial nullity

18.	Recognition

Sub Plan 1 - Restricted Shares

Sub Plan 2 - Stock Options

Sub Plan 3 - Deferred Payment Right

1. Introduction

Codere Online Luxembourg, S.A. has decided to implement a “Long Term Incentive Plan” (“LTIP” or “Plan”), for a group of senior managers (but that may include other employees), Remunerated Directors of Codere Online, and, where appropriate, certain independent contractors providing services to Codere Online, that are currently located in the following jurisdictions1:

●	Spain

●	Italy

●	Malta

●	Israel

●	Mexico

●	Colombia

●	Panama

●	Argentina

The LTIP is based on the following three components, which will be offered in accordance with the provisions set forth hereunder, to the Beneficiaries selected for this purpose, who accept to participate in the Plan.

-	Restricted Shares.

-	Stock Options.

-	Deferred Payment Right linked to value creation and payable upon the achievement of one or more long-term operating and/or financial objectives.

The following LTIP terms and conditions (“Terms and Conditions”) will apply to all the participants in the Plan, without prejudice to any special conditions which may be established by Codere Online Luxembourg S.A., with regards to each Beneficiary.

2. Definitions

In this Master Agreement, unless otherwise specified, the following terms shall have the meaning set out for each one of them below:

●	“Award” means, individually or collectively, Restricted Shares, Stock Options or Deferred Payment Right.

●	“Beneficiary” means an individual with an employment or other contractual relationship with Codere Online, and extended an invitation to participate in the LTIP by the Holdco Board at its absolute discretion, and who formally accepts said invitation to participate in the LTIP, as established in clause 5.

[1]	Note that it will be possible to include additional jurisdictions in the LTIP.

●	“Cause” means due to gross misconduct, fraud and/or gross negligence.

●	“CEO” means the managing director, chief executive officer or equivalent position (as applicable) of Codere Online.

●	“Company” or “Holdco” means Codere Online Luxembourg, S.A.

●	“Codere Group” means Codere, S.A. or, following the corporate restructuring implemented in November 2021, any succeeding parent company, and their respective subsidiaries.

●	“Codere Online” means Holdco and its direct and indirect subsidiaries, including any subsidiary of Holdco formed or acquired after the business combination with DD3 Acquisition Corp. II completed on November 30, 2021.

●	“Comp.” means compensation.

●	“Date of Commencement of the Plan” means the date on which the Plan is approved by the general shareholder’s meeting of Codere Online Luxembourg, S.A. (or the date specifically established for these purposes by said general shareholders’ meeting).

●	“Eligible Beneficiaries” means the individuals who receive an invitation to participate in the LTIP.

●	“Employer Company” means the local employer (or recipient of services provided under a service agreement or an appointment as director) of each Beneficiary, which will be the entity liable for payment and compliance with applicable payroll obligations (income tax withholdings and social security tax withholdings/payments), and will initially be comprised of the following Codere Online companies:

➢	Spain: Servicios de Juego Online S.A. and Codere Online S.A.

➢	Italy: Codere Scommesse S.R.L.

➢	Malta: Codere Online Management Services Ltd. and Codere Online Operator Ltd.

➢	Israel: Codere Israel Marketing Support Services Ltd.

➢	Mexico: Codere Online Mexico AenP and Libros Foraneos S.A. de C.V.

➢	Colombia: Codere Online Colombia S.A.S.

➢	Panama: Codere Online Panama S.A.

➢	Argentina: Codere Online Argentina (pending constitution).

●	“End of Vesting Period” means December 31, 2026.

●	“Grant Date” means the date on which the Beneficiary has accepted his/her Invitation Letter.

●	“Invitation Letter” means the document whereby the Company shall invite each Eligible Beneficiary to participate in the LTIP, including post-contractual non-compete and non-solicit covenants and, as the case may be, any specific provision or condition that will apply to each Beneficiary.

●	“Holdco Board” means the board of directors of Holdco.

●	“Holdco Ordinary Shares” means the ordinary shares of Holdco, with a nominal value of €1.00 per share.

●	“Holdco Shareholders” means holders of Holdco Ordinary Shares.

●	“LTIP” means Long Term Incentive Plan.

●	“Payment Date” means the date on which payment under the Deferred Payment Right is made to the Beneficiaries.

●	“Plan” means “Long Term Incentive Plan”.

●	“Remunerated Directors” means member of Holdco Board that would be entitled to compensation as established under the Nomination Agreement and/or as otherwise established in Holdco’s articles of association.

●	“Restricted Shares” means Holdco Ordinary Shares to be issued under the Plan to a Participant and subject to the restrictions as established herein.

●	“Start of Vesting Period” means the date on which the vesting of the components that integrate the LTIP starts, which will be the Date of Commencement of the Plan or after such date when an individual becomes a Beneficiary later, notwithstanding that for purposes of section 3.7(iii) and section 2.1 of each Sub Plan reflected herein, the Start of Vesting Period for any Beneficiaries that were employees, directors or otherwise provided service to Codere Online (as independent contractors) as of January 1, 2022, shall be deemed to be January 1, 2022.

●	“Sub Plan” means, each document that governs the specific terms that are applicable to each of the three components of the LTIP.

●	“Terms and Conditions” means the terms and conditions of the LTIP as established in this document.

●	“Vesting Period” means the period between the Date of Commencement of the Plan and December 31, 2026.

3. Objective and general description of the Plan

3.1.	With the underlying objective of enhancing the alignment between senior management and directors’ interests with those of Codere Online and Holdco Shareholders and to strengthen the retention and motivation of senior management and directors in the long term, Codere Online has decided to implement the present LTIP, under the terms and conditions established in this LTIP.

3.2.	This LTIP shall be effective as from the Date of Commencement of the Plan.

3.3.	The LTIP is based on the following three components:

-	Restricted Shares.

-	Stock Options.

-	Deferred Payment Right linked to value creation and payable upon the achievement of one or more long-term operating and/or financial objectives.

3.4.	In general terms, each Beneficiary shall be entitled to receive the three components. However, exceptionally, Holdco Board may decide whether a Beneficiary is entitled to only one or two of the components or to establish a mix between the three components different than that established in clause 3.5, which will be reflected in the Invitation Letter delivered to the individual. Those aspects which are specific to each one of the components, are reflected in the corresponding Sub Plan.

3.5.	The total number of Holdco Ordinary Shares issuable to Beneficiaries pursuant to the Restricted Shares and Stock Options[2] granted under the Plan shall be limited to 5,0%[3] of the total number of issued and outstanding Holdco Ordinary Shares on the Date of Commencement of Plan[4] and, thereafter, shall be increased by an amount equivalent to 0,2% of the total number of issued and outstanding Holdco Ordinary Shares on each December 31st through to (but not including) the End of Vesting Period, to provide for additional capacity to grant awards to future Eligible Beneficiaries (for example, new employees).

3.6.	Generally, Beneficiaries will be entitled to receive the three components, and the distribution of the LTIP between the three components, will be the following:

-	Restricted Shares: 33,334%

-	Stock Options: 33,333%

-	Deferred Payment Right: 33,333%

[2]	For this purpose, assuming all holders exercise on a cash basis (i.e. one Holdco Ordinary Share issued per Stock Option).
[3]	Subject to standard anti-dilution protections (including, but not limited to, stock splits and share dividends).
[4]	Based on the 45,121,956 current issued and outstanding Holdco Ordinary Shares, this would be equivalent to an initial cap on the aggregate number of Restricted Shares and/or Stock Options (assuming exercised on a cash basis) of 2,256,097.

3.7.	The total compensation under the LTIP will be granted pursuant to a target individual total compensation (“Target Comp.”) during the term to be calculated as the product of:

(i)	The sum of the Beneficiaries’, (x) gross annual base salary, gross annual cash remuneration as director or annual service fee as independent contractor, as applicable, and (y) target annual cash bonus, assuming a performance evaluation determination of having met the target objectives established (in each case as expressed in U.S. dollars[5] and reflecting the terms of their employment, appointment as director or service agreement, as applicable, in place at the time of any such participation in the LTIP) (the “Annual Comp.”);

(ii)	A multiplier (the “Multiplier”) of between 0.75 and 1.75 to reflect the differences in expected role, responsibilities and contribution to the business, and, in the case of employees and independent contractors, to be proposed by the CEO and approved by the Holdco Board; in the case of the CEO, CFO and the Remunerated Directors[6] the Multiplier will be defined by the Holdco Board, and;

(iii)	The term, expressed in years (or fractions thereof), equal to the time between Start of Vesting Period and the End of Vesting Period.

4. Beneficiaries of the Plan

4.1.	Those Eligible Beneficiaries who receive from the Company an invitation to participate in the Plan and accept in writing to participate according to the terms described in clause 5 below, will acquire the status of Beneficiary, as long as they accept and sign a post-contractual non-compete and non-solicit (of clients and employees) covenant for a period of time following termination of employment as established in his or her Invitation Letter, and where the economic compensation would be the benefits obtained through the LTIP.

[5]	Based on applicable exchange rates as of the Date of Commencement of the Plan, unless otherwise agreed between the company and LTIP Beneficiary (for example, fixing of an alternate date pursuant to employment/service agreement between company and Beneficiary).
[6]	In the case of the CEO, CFO and Remunerated Directors, as established in limb (xix) of Section IV. (Board Reserved Matters) under Codere Online’s Procedural Rules and Corporate Governance Guidelines for the Board of Directors data December 2021.

4.2.	The Beneficiaries of the LTIP will primarily be a group of senior managers (but may include other employees) and Remunerated Directors of Codere Online as proposed, both initially and from time to time, by the CEO and approved by the Holdco Board.

4.3.	The Beneficiaries of the LTIP may also include certain independent contractors providing service to Codere Online and subject to the same approval process (i.e. proposed, both initially and from time to time, by the CEO and approved by the Holdco Board).

4.4.	The Company shall notify each of the Eligible Beneficiaries of their possible participation in the Plan through the Invitation Letter, to which a copy of the Terms and Conditions shall be attached. The Invitation Letter will include the post-contractual non-compete and non-solicit covenants indicated in paragraph 4.1. of this clause.

4.5.	New Beneficiaries of the Plan may be designated at any time during the term of the Plan by the Holdco Board (or the individual or individuals designated for these purposes by the Holdco Board).

In this case, they would be granted a prorated portion of the compensation established under the LTIP corresponding to the portion of the Vesting Period remaining under the Plan.

5. Adhesion procedure

5.1.	Participation in the LTIP is voluntary. Those Eligible Beneficiaries who have received an Invitation Letter and wish to adhere to the Plan, shall, within the deadline indicated therein, provide to their Employer Company, a signed copy of said Invitation Letter confirming the acceptance of becoming a Beneficiary of the LTIP and of the covenants of non-compete and non-solicit.

5.2.	The provision of the signed copy of said Invitation Letter, to his/her Employer Company, by the Beneficiary, shall imply the acceptance by the Beneficiary of each and every clause of the Terms and Conditions, the corresponding Sub Plan or Sub Plans and the specific terms stipulated in the Invitation Letter applicable to such Beneficiary.

5.3.	The failure to return the Invitation Letter duly signed by the stipulated deadline shall be interpreted as a refusal by the Eligible Beneficiary to participate in the Plan, in which case the Eligible Beneficiary shall not become a Beneficiary nor shall have any rights in connection with the LTIP.

6. Commencement of the LTIP

6.1.	The LTIP will be effective on the Date of Commencement of the Plan and the compensation for each Beneficiary will be granted on the Grant Date.

7. Vesting Period

7.1.	The Vesting Period of each of the components of the LTIP will be from the Date of Commencement of the Plan to December 31, 2026.

7.2.	For those individuals that become Beneficiaries after the Date of Commencement of the Plan, the vesting period also ends on December 31, 2026.

7.3.	Particular vesting conditions of each of the components are regulated in the corresponding Sub Plan.

8. Limitation of rights, declaration of limitation of liability and data protection

8.1.	By accepting the participation in the LTIP pursuant to clause 5 above, a Beneficiary irrevocably acknowledges and accepts that:

●	The Plan is established voluntarily by the Company;

●	A Beneficiary’s participation in the Plan will not create a right to further employment or relationship with the Employer Company or any entity of Codere Group.

●	The Beneficiary’s acceptance to participate in the LTIP implies full acceptance of the Terms and Conditions.

8.2.	Also, by accepting the participation in the LTIP pursuant to clause 5 above, a Beneficiary acknowledges and accepts that:

●	His/her personal data will be processed automatically or manually in order to enable the proper management and administration of the LTIP.

●	The legal basis is the performance of a contract between the data controller and the data subject (the LTIP).

●	The type of data processed are identification, contact, financial data and other personal data that is related to the LTIP (i.e. type of relationship, job position, salary, etc.).

●	Personal data will be stored exclusively for the period necessary to fulfil the purposes described above. As soon as they are no longer necessary, the data will be erased in accordance with the provisions of the data protection regulations, which implies their restriction, being available only for public authorities’ requests.

●	The Employer Company, in its capacity as data controller, guarantees to the Beneficiaries the rights of access, rectification, data portability, restriction of the processing, erasure, object and not to be subject to a decision based solely on automated processing including profiling of their personal data, which may be exercised by contacting the person in charge of data protection in the Employer Company.

●	The Company informs that his/her data may be communicated, via any medium, to third parties that provide the Company with professional services of any kind for the administration or execution of the LTIP, when these are necessary for the normal development of the Plan and are, in any case, used for this sole purpose.

●	Authorizes the corresponding Employer Company to withhold from the corresponding salaries or fees the amounts of the personal income tax, or if applicable, of the similar tax that is applicable, together with the social security contributions legally attributable to the Beneficiary as a consequence of his/her participation in this Plan.

●	Authorizes the Company to amend the Terms and Conditions of the Plan in the event of a change in the tax regulations relating to this type of incentive scheme that would result in an improvement in the Beneficiary’s personal taxation without otherwise modifying, in an adverse way for the Beneficiary, any of the Beneficiaries rights under the LTIP.

9. Corporate transactions: Company Sale Event

9.1.	Upon a Company Sale Event, 100% of the compensation under the LTIP will automatically vest and, in the case of the Restricted Shares or shares received upon exercise of Stock Options, can be sold immediately upon any such accelerated vesting (i.e. share sale restrictions shall not apply).

9.2.	“Company Sale Event” is understood to mean in the event of any of the following takes place:

(i)	A direct change of control of Codere Online whereby a third-party or a group of third parties acting in concert, in either case in one or a series of related transactions, either (a) end up owning more than 50% of the issued and outstanding Holdco Ordinary Shares or (b) acquire all or substantially all of the assets of Codere Online;

(ii)	An indirect change of control of Holdco whereby a third-party or a group of third parties acting in concert, in either case in one or a series of related transactions, end up owning 80% or more of the issued and outstanding Holdco Ordinary Shares;

(iii)	An indirect change of control of Holdco whereby a third-party or a group of third parties acting in concert, in either case in one or a series of related transactions, end up owning more than 50% of the issued and outstanding Holdco Ordinary Shares and the relevant Plan participant is terminated, other than for Cause within one year after said indirect change of control.

9.3.	For the purpose of clarity, any internal (i.e. within Codere Group and not involving third parties) restructuring or reorganization of Codere Group’s ownership interest in Holdco, will not be deemed a Company Sale Event.

10. Termination of the Plan

10.1.	The termination date of the Plan is regulated in each Sub Plan.

10.2.	Upon the termination of all of the Sub Plans, the Plan will terminate and all rights under this LTIP will be forfeited without any compensation whatsoever arising from the Plan or its termination.

10.3.	The Holdco Board may approve extensions of the termination date foreseen for each of the components in the corresponding Sub Plan.

11. Confidentiality

11.1	The Beneficiary acknowledges that any information, observations and data (including trade secrets) supplied or obtained by him/her, either orally or in writing, or in any other form while employed by or rendering services to Codere Online or related to any company of Codere Group, in connection with: (i) its business or affairs; (ii) its clients, employees or suppliers; (iii) any of its shareholders, including, for the avoidance of doubt, any information regarding investors and/or any shareholders’ agreement (the “Confidential Information”) are the property of Codere Online or the corresponding entity of Codere Group, as applicable.

11.2	The Beneficiary undertakes, during and after the termination of his/her relationship with Codere Online:

i)	To hold the Confidential Information in strict confidence and not disclose, copy, reproduce, transfer or distribute any of it to any person, whether in the course of trade or without a profit motive, without the prior written consent of the Company, unless and to the extent that: (i) the Confidential Information becomes generally known to and available for use by the public other than as a result of the Beneficiary’s acts or omissions; or (ii) unless required by a court or administrative order;

ii)	Take all necessary precautions to prevent that the Confidential Information from being shared with third parties;

iii)	In the event that he/she becomes legally compelled to disclose any of the Confidential Information, give notice to the Company and consult with the Company regarding the proposed form, timing, nature and purpose of the disclosure.

12. Clawback and malus clause

12.1.	To the extent this LTIP is subject to recovery under any law, government regulation, stock exchange listing requirement or company agreement or policy, the Awards regulated herein will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any agreement or policy adopted by the Company pursuant to any such law, government regulation stock exchange listing requirement or otherwise).

12.2.	The breach of the non-compete and non-solicit obligations and covenants may also result in application of said clawback and/or malus.

12.3.	Any application of this clause will be subject to a substantiated Holdco Board decision and on a case by case basis (for each individual Beneficiary) and no later than Dec 31, 2027, after which date no clawback may be applied.

13. Tax and social security consequences

13.1.	All tax and social security consequences and obligations arising from the grant, vesting, or exercise of any Award (as applicable), or the subsequent disposition of Holdco Ordinary Shares subject thereto or from any other event or act hereunder, shall be borne solely by the Beneficiary. Notwithstanding the above, the Company’s obligation to deliver Holdco Ordinary Shares upon the exercise or vesting of any Awards granted under the Plan shall be subject to the satisfaction of all applicable tax withholding and social security contribution requirements as governed by applicable laws or practice.

13.2.	Unless requested otherwise by the Beneficiary, the Company shall have the right, but not the obligation, to deduct from the Holdco Ordinary Shares issuable to a Beneficiary upon the exercise or vesting of an Award, or to accept from the Beneficiary the tender of a number of whole Holdco Ordinary Shares having a fair market value, equivalent to the average Holdco Ordinary Shares price over the last 20 trading days prior to the exercise or vesting date, as applicable, that will enable Codere Online to satisfy any tax and social security withholding obligations of the Beneficiary.

13.3.	Except where prohibited by applicable law and/or securities market regulations[7], the Company shall, if requested by the Beneficiary, extend loans to the Beneficiary to provide him/her with sufficient funds to pay the taxes due related to the first year of the Vesting Period under the LTIP (due to the selling restrictions applicable in the first two years). Thereafter, Beneficiaries of the plan will need to assume any tax or social security payment related to the LTIP without any such assistance from the Company, according to clause 13.1 and 13.2.

7	For example, as a U.S. listed company, Company would be prohibited from extending loans to its executive officers or directors under U.S. securities laws.

14. Miscellaneous

14.1.	The future value of Codere Online, and consequently, the increase of value of such entity, is unknown and cannot be predicted with certainty and it may increase or decrease in value.

14.2.	Nothing in this LTIP shall: (i) constitute or entail any cumulative or consolidated rights or remuneration; (ii) affect the regular salary and other remunerations, whether fixed or variable, of the Beneficiaries; (iii) be considered for the determination or calculation of future increases of the Beneficiaries’ salaries or other remunerations.

14.3.	The general shareholders’ meeting will instruct and authorize the Holdco Board to implement the LTIP. Notwithstanding, the Holdco Board will be in charge of determining the Beneficiaries of the Plan, establishing his/her particular conditions and any interpretation of the Plan.

15. Other incentive schemes

15.1	The Company or the corresponding Employer Company may use other schemes to provide incentives to Beneficiaries. Participation in the LTIP does not affect, and is not affected by, participation in any other scheme of the Company, the corresponding Employer Company or Codere Group unless the terms of that scheme provide otherwise.

16. Governing law

16.1.	From a labor perspective, the LTIP will be subject to the Spanish Labor Legislation as a significant part of the compensation to be granted under the LTIP will be to Beneficiaries located in Spain. However, based on the provisions of Rome Regulations I, the LTIP must be consistent with the provisions that cannot be derogated by way of contractual agreement (article 8.1), considering the internal laws of each jurisdiction.

16.2.	Notwithstanding any provisions in this agreement, each of the components of the LTIP may be subject to special terms and conditions depending on where the Beneficiary is located. When applicable, the special terms and conditions for said country will be regulated within a Foreign Appendix that will constitute part of the Plan Terms and Conditions.

17. Partial nullity

17.1.	If any clause of this LTIP or the three Sub Plans is declared, totally or partially, null or ineffective, such nullity or ineffectiveness will affect only said provision or the part of it that is null or ineffective, and this LTIP and the Sub Plans, will remain in force in regards to everything else, as if such provision (or the part of it) that is affected was not declared null or ineffective.

18. Recognition

18.1.	By expressing his/her acceptance of the content of these this LTIP, the Beneficiary acknowledges having read, understood and accepted all the terms, conditions and restrictions included in its clauses.

The Beneficiary acknowledges that he/she is proficient in the English language, or has consulted with an advisor who is sufficiently proficient in English, so as to allow the Beneficiary to understand the Terms and Conditions of this Plan. If the Beneficiary has received this Plan, or any other documents related to it the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will prevail.

LONG TERM INCENTIVE PLAN

Sub Plan 1 - Restricted Shares

1. Award amount

1.1.	The Beneficiary will receive free (i.e. without having to pay any acquisition price) Holdco Ordinary Shares[8].

1.2.	The number of Restricted Shares to be granted will be based on the portion of the Target Comp. tied to this restricted share component and a target share price of $20,50 (“Target Share Price”) and subject to standard anti-dilution protections (including, but not limited to, stock splits and share dividends) and adjustment for extraordinary cash dividends. Fractional shares being not possible, the number of Restricted Shares shall be rounded down to the closest entire number.

(For example, if a Beneficiary’s Target Comp. is $1.000.000, and assuming the standard component mix contemplated, he/she would be receiving $333.340 worth of shares, which at the Target Share Price would result in a grant of 16.260 shares).

1.3.	Holdco will have the right to cash settle the Restricted Shares one day before they become unrestricted (i.e. they vest and would otherwise need to be delivered to the Beneficiary) by paying to the Beneficiary an amount in cash (per share) equivalent to the average Holdco Ordinary Share price over the last 20 trading days prior to the cash settlement date.

2. Vesting conditions

2.1.	The Restricted Shares granted to the Beneficiaries shall have a 20% vesting per calendar year (with pro-rata daily vesting for partial year periods), considering the applicable Start of Vesting Period, and all along the duration of the LTIP.

2.2.	Vested shares will be delivered (if not otherwise repurchased by Holdco) to the Beneficiary as soon as possible after vesting but in no event no later than 5 business days after vesting.

2.3.	Beneficiaries shall have economic (i.e. dividends) and political (i.e. voting) rights as a Holdco shareholder after the Restricted Shares have vested and been issued to them.

[8]	According to the terms of the articles of association of Holdco, the Holdco Board is only authorized to issue free shares to Beneficiaries of companies in which Holdco holds, directly or indirectly, at least 50% of the share capital or voting rights. Moreover, free shares can only be issued provided that Holdco has sufficient reserves available to be incorporated as payment of the free shares.

3. Lock up period

3.1.	Vested shares may be sold by the Beneficiary at any time after 90 days following vesting, but no earlier than December 31, 2023.

3.2.	The LTIP will be considered as a Shareholders’ Agreement as defined under the articles of association of Holdco. As such, any sale of shares in violation of the share sale restrictions (i.e. lock up periods) reflected in the LTIP will be considered a prohibited transfer of Holdco shares (i.e. a contractual breach by LTIP Beneficiaries) and, therefore, null and void.

4. Leaver provisions

4.1.	In case a Beneficiary has been granted Restricted Shares and said relationship with the Employer Company is terminated or Beneficiary voluntarily departs prior to the termination of the Plan, the Beneficiary will be considered as a leaver, and depending whether he/she is qualified as a “bad leaver” or a “good leaver”, the following scenarios will apply:

a)	Beneficiaries whose relationship with the Employer Company is terminated due to Cause, shall be qualified as “bad leavers”, and thus, will forfeit all unvested and vested Restricted Shares.

b)	Beneficiaries who are not qualified as bad leavers, will be qualified as “good leavers”, being therefore entitled to keep all the vested Restricted Shares up until the time of their termination by or voluntary departure from the Employer Company, as applicable, and, in the event of a termination by the Employer Company, will be unrestricted from selling any such shares (i.e. share sale restrictions shall not apply).

For the purpose of clarity, any good leaver via a voluntary departure from the Employer Company would continue to be subject to the LTIP and to the Sub Plan terms and conditions (e.g. share sale restrictions) as if said voluntary departure had not occurred.

Furthermore, in the event of a termination due to the death of a Beneficiary, said Beneficiary will be qualified as a good leaver and any vested compensation under this Sub Plan up to the date of his or her death would pass to the Beneficiary’s heirs pursuant to applicable legislation in the jurisdiction in which the Beneficiary’s estate is administered and said heirs would continue to be subject to the LTIP and to the Sub Plan terms and conditions (e.g. share sale restrictions) as if said death had not occurred.

4.2.	For certain key Beneficiaries, the leaver provisions may be modified to provide more favorable terms than what is outlined above.

5. Issuance of Shares

5.1.	The company formally issuing the shares will be Holdco.

5.2.	However, the Employer Company of each Beneficiary will be the one liable for compliance with applicable payroll obligations (income tax withholdings and social security tax withholdings/payments).

6. Termination Date

6.1.	The termination date of this Sub Plan is March 31, 2027.

LONG TERM INCENTIVE PLAN

Sub Plan 2 - Stock Options

1. Award amount

1.1.	The number of Stock Options to be granted will be based on the portion of the Target Comp. tied to this stock option component, a $10,00 exercise price (the “Strike Price”), the Target Share Price and subject to standard anti-dilution protections (including, but not limited to, stock splits and share dividends) and adjustment for extraordinary cash dividends. The number of Stock Options shall be rounded up or down to the closest entire number.

For example, if a Beneficiary’s Target Comp is $1.000.000, and assuming the standard component mix contemplated, he/she would be receiving $333.330 worth of Stock Options, which, based on the Strike Price and the Target Share Price (i.e. $10,50 above the strike price) would result in a grant of 31.746 Stock Options.

1.2.	The Stock Options themselves shall not be transferable by the Beneficiary at any time.

2. Vesting conditions

2.1.	The Stock Options granted to the Beneficiaries shall have a 20% vesting per calendar year (with pro-rata daily vesting for partial year periods), considering the applicable Start of Vesting Period.

3. Lock up period

3.1.	Vested Stock Options may be exercised as follows:

●	At any time after 90 days following vesting but no earlier than December 31, 2023 and no later than December 31, 2027;

●	At the option of the Beneficiary, on a cash (i.e. paying the Strike Price per share in exchange for a whole share) or cashless[9] (i.e. receiving the number of shares equivalent to the difference between the share price and the Strike Price) basis.

●	Notwithstanding the Beneficiary’s decision as to exercising on a cash or cashless basis, Holdco shall have the option to net cash settle to avoid the dilutive impact from any such stock option exercise.

[9]	Subject to any Luxembourg law requirements applicable at the time of any such cashless exercise, including but not limited to the requirement that at least the €1 nominal share price be paid in cash.

4. Leaver provisions

4.1.	In case a Beneficiary has been granted Stock Options and said relationship with the Employer Company is terminated or the Beneficiary voluntarily departs prior to the termination of the Plan, the Beneficiary will be considered as a leaver, and depending whether he/she qualifies as a “bad leaver” or a “good leaver”, the following scenarios will apply:

a)	Beneficiaries whose relationship with the Employer Company is terminated due to Cause, shall be qualified as “bad leavers”, and thus, will forfeit all unvested and vested Stock Options.

b)	Beneficiaries who are not qualified as bad leavers will be qualified as “good leavers”, being therefore entitled to keep all the vested Stock Options up until the time of their termination by or voluntary departure from the Employer Company, as applicable.

In the event of a termination by the Employer Company, Beneficiaries will be provided a 90-day period to exercise any such vested Stock Options and would otherwise be unrestricted from selling any of the shares received upon exercise (i.e. share sale restrictions shall not apply) after having exercised (and assuming that the company has not elected to net cash settle) said Stock Options.

For the purpose of clarity, any good leaver via a voluntary departure from the Employer Company would continue to be subject to the LTIP and to the Sub Plan terms and conditions (e.g. stock option exercise and subsequent share sale restrictions) as if said voluntary departure had not occurred.

Furthermore, in the event of a termination due to the death of a Beneficiary, said Beneficiary will be qualified as a good leaver and any vested compensation under this Sub Plan up to the date of his or her death would pass to the Beneficiary’s heirs pursuant to applicable legislation in the jurisdiction in which the Beneficiary’s estate is administered and said heirs would continue to be subject to the LTIP and to the Sub Plan terms and conditions (e.g. stock option exercise and subsequent share sale restrictions) as if said death had not occurred.

4.2.	For certain key Beneficiaries, the leaver provisions may be modified to provide more favorable terms than what is outlined above.

5. Issuance of Stock Options

5.1.	The company formally issuing the Stock Options will be Holdco.

5.2.	However, the Employer Company of each Beneficiary will be the one liable for compliance with applicable payroll obligations (income tax withholdings and social security tax withholdings/payments).

6. Termination date

6.1.	The last date for exercising the Stock Options regulated herein, would be December 31, 2027.

6.2.	Therefore, such date (December 31, 2027) shall be considered as the termination date for this particular component.

6.3.	Upon the completion of this date, all rights to exercise any vested Stock Options regulated herein, will be forfeited without any compensation whatsoever arising from the LTIP or this Sub Plan termination.

LONG TERM INCENTIVE PLAN

Sub Plan 3 - Deferred Payment Right

1. Award amount:

1.1.	The Deferred Payment Right will be based on the portion of the Target Comp. tied to this Deferred Payment Right component.

For example, if a Beneficiary’s Target Comp is $1.000.000, and assuming the standard component mix contemplated, he/she would be granted a Deferred Payment Right of up to $333.330.

1.2.	The Deferred Payment Right component will be calculated with the following formula:

IV = EV-BV-IC

Where:

IV means Incremental (Equity) Value.

EV means Exercise (Equity) Value, which will be equal to:

i)	2026 Adjusted EBITDA * 10 - net financial debt

or

ii)	in the event of a Company Sale Event, the Transaction Value of Codere Online as established in the Company Sale Event.

For the purpose of clarity, in the event of a Company Sale Event where a Transaction Value has not been established or cannot be reasonably determined by the Company, acting in good faith, then the EV will be calculated as per i) above.

EBITDA means earnings before interest, taxes, depreciation and amortization.

Adjusted EBITDA means EBITDA excluding extraordinary and other non-recurring items including Growth Marketing.

Growth Marketing means marketing expenditures in excess of 30% of net gaming revenue.

Transaction Value means the sum of the fair market value of all consideration paid, to be paid, or otherwise attributable to 100% of the equity value of Codere Online including, but not limited to, cash, securities, assumption of debt or any other consideration of any form.

BV means Base (Equity) Value of $350 million.

IC means Invested Capital from shareholders (i.e. equity or equity like capital contributions) less any cash distributions to shareholders (i.e. dividends, return of capital, etc.), in each case to the extent made after the Date of Commencement of the Plan and capitalized at an annual rate of 8%.

Target IV of $300 million.

1.3.	At the Target IV, the Beneficiary would be receiving 100% of the compensation tied to the Deferred Payment Right. Compensation would be capped at 100%, with a linear extrapolation based on the realized IV (i.e. % achieved between $0 million and the Target IV).

1.4.	The IV will be determined as soon as possible following year-end 2026 (or earlier, if possible, following a Company Sale Event).

2. Vesting conditions

2.1.	The Deferred Payment Right granted to the Beneficiaries will have a 20% vesting per calendar year (with pro-rata daily vesting for partial year periods), considering the applicable Start of Vesting Period.

3. Payment conditions

3.1.	The Deferred Payment Right will be paid at the Company’s option in cash or Holdco Ordinary Shares.

3.2.	The Payment of the Deferred Payment Right will take place as soon as possible after the End of Vesting Period or, if earlier (and if possible), a Company Sale Event, but, in any event, no later than March 31, 2027 (“Payment Date”).

4. Leaver provisions

4.1.	In case a Beneficiary has been granted a Deferred Payment Right and said relationship is terminated or the Beneficiary voluntarily departs with the Employer Company prior to the termination of the Plan, the Beneficiary will be considered as a leaver, and depending whether he/she is qualified as a “bad leaver” o a “good leaver”, the following scenarios will apply:

a)	Beneficiaries whose relationship with the Employer Company is terminated due to Cause, shall be qualified as “bad leavers”, and thus, will forfeit all unvested and vested Deferred Payment Right.

b)	Those who are not qualified as bad leavers will be qualified as “good leavers”, being therefore entitled to keep all the vested Deferred Payment Right up until the time of their termination by or voluntary departure from the Employer Company, as applicable, and any amounts payable under any such Deferred Payment Right would be payable at the Payment Date.

For the purpose of clarity, in the event of a termination due to the death of a Beneficiary, said Beneficiary will be qualified as a good leaver and any vested compensation under this Sub Plan up to the date of his or her death would pass to the Beneficiary’s heirs pursuant to applicable legislation in the jurisdiction in which the Beneficiary’s estate is administered.

4.2.	For certain key Beneficiaries, the leaver provisions may be modified to provide more favorable terms than what is outlined above.

5. Issuance of Deferred Payment Right

5.1.	The company formally issuing the Deferred Payment Right will be Holdco.

5.2.	However, the Employer Company of each Beneficiary will be the one liable for compliance with applicable payroll obligations (payment, income tax withholdings and social security tax withholdings/payments).

6. Termination Date

6.1.	The Payment Date shall be considered as the termination date for this particular component.